June 12, 2019

John P. Zimmer
Chief Financial Officer
CORE MOLDING TECHNOLOGIES INC
800 Manor Park Drive
Columbus, Ohio 43228

       Re: CORE MOLDING TECHNOLOGIES INC
           Form 10-K for the Year Ended December 31, 2018
           Filed March 18, 2019
           Form 10-Q for the Quarter Ended March 31, 2019
           Filed May 9, 2019
           File No. 001-12505

Dear Mr. Zimmer:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-Q for the Quarter Ended March 31, 2019

Item 4. Controls and Procedures, page 28

1. Please revise to disclose any change in your internal control over financial reporting that occurred during the last fiscal quarter that has materially affected, or reasonably likely to materially affect, your internal control over financial reporting. Refer to Item 308 (c) of
      Regulation S-K.
 John P. Zimmer
FirstName LastNameJohn P. Zimmer INC
CORE MOLDING TECHNOLOGIES
Comapany NameCORE MOLDING TECHNOLOGIES INC
June 12, 2019
June 12, 2019 Page 2
Page 2
FirstName LastName
Form 10-K for the Year Ended December 31, 2018

Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources
Bank Covenants, page 28

2. We note that as of December 31, 2018, you were in violation of the financial covenants associated with the loans made under the A/R Credit Agreement and that you subsequently entered into an amendment which waived the non-compliance as of
         December 31, 2018 and established new covenant levels. Please revise to disclose the specific terms of any significant financial covenants that you are subject to, including the required and actual ratios/amounts as of each reporting date.
Notes to Financial Statements
1. Basis of Presentation, page 40

3. Please expand your disclosure to clarify if your two reporting units, Core Traditional and
         Horizon Plastics, are two individual operating segments that are being aggregated into one reportable operating segment based on the guidance in ASC 280-10-50-11, or if you only have one operating segment based on the guidance in ASC 280-10-50-1. If you have multiple operating segments that are being aggregated into one reportable segment, please also expand your disclosures to clarify that all of the requirements in ASC 280-10-50-11 have been met and provide the information required by ASC 280-10-50-21. If you believe that you only have one operating segment, please provide us with and disclose your analysis under ASC 280-10-50-1, including a discussion of the frequency and contents of the discreet information for the two reporting units that is regularly reviewed by your
         CODM to allocate resources and assess performance.
2. Summary of Significant Accounting Policies
Goodwill, page 41

4. We note that you fully impaired the goodwill associated with Core Traditional as a result of the annual impairment assessment performed on December 31, 2018. Please expand your disclosure to discuss the events and circumstances that resulted in the impairment.
         Also tell us if you performed any interim impairment tests during 2018 and explain why or why not. In this regard, we note that your stock price continued to decline significantly throughout 2018 from a high of $21.65 in January to a low of $6.40 in October. In addition, tell us what, if any, cautionary disclosures regarding the potential for a significant goodwill impairment charge you provided in filings prior to your 2018 Form
         10-K. To the extent prior disclosures were not provided, please explain why.
5. You state that based on your December 31, 2018 annual impairment assessment, the goodwill assigned to the Horizon Plastics reporting unit was not impaired as the fair value was 23% above the carrying value. Please provide us with a reconciliation of the fair
 John P. Zimmer
CORE MOLDING TECHNOLOGIES INC
June 12, 2019
Page 3
         value of your reporting units to your total market capitalization as of December 31, 2018.
Long-Lived Assets, page 41

6. Definite-lived intangible assets appear significant to your balance sheet at $15.4 million as of December 31, 2018, 55% of which representing customer relationships. Considering recent full impairment of goodwill assigned to Core Traditional, continued significant decline in your operating results and stock price, and your statement on page 17 regarding your inability to consistently meet customer delivery and quality requirements due to asset capacity and labor constraints, please tell us and disclose if and how you assessed the recoverability of your intangible assets including customer relationships under ASC 360-
         10-35, and the results of your impairment testing, methodology, significant estimates and underlying assumptions.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact SiSi Cheng at 202-551-5004 or John Cash at 202-551-3768 with any questions.



                                                               Sincerely,
FirstName LastNameJohn P. Zimmer
                                          Division of Corporation Finance
Comapany NameCORE MOLDING TECHNOLOGIES INC
                                          Office of Manufacturing and
June 12, 2019 Page 3                      Construction
FirstName LastName